EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 15, 2008, relating to the financial statements and financial statement schedule of Mindspeed Technologies, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48 Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 in fiscal 2008) and the effectiveness of Mindspeed Technologies, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Mindspeed Technologies, Inc. for the year ended October 3, 2008, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Costa Mesa, CA
May 12, 2009